                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                  ----------

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 115 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934


               For the fiscal year ended  December 31, 1998
                                         ------------------------

                                 OR


[ ]   TRANSITION REPORT PURSUANT TO SECTION  15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934


          For the transition period from __________ to ________________
                   Commission File Number:  ___________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
     BSB Bank and Trust Company 401(k) Savings Plan in RSI Retirement Trust
     ----------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
     BSB Bancorp, Inc., 58-68 Exchange Street, Binghamton, New York 13901
     --------------------------------------------------------------------


                              REQUIRED INFORMATION

A.   Financial Statements:

          The Plan's financial statements and schedules prepared in accordance with the financial reporting requirement of ERISA are filed as an exhibit to this Annual Report on Form 11-K.

B.   Other Exhibit:

          Consent of PricewaterhouseCoopers LLP

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  BSB Bank & Trust Co. 401 (k)
                                  Savings Plan in RSI Retirement Trust

                                  By:  Patricia A. Phelps
                                       ------------------------------
                                  Name:  Patricia A. Phelps
Date:    June 30, 1999            Title: Administrative Vice President -
                                         Human Resources

                            BSB BANK & TRUST COMPANY
                  401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST
                     REPORT ON AUDITED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1998

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Index

                                                               Page
Independent Auditors' Report..................................    2

Financial Statements:

  Statements of Net Assets Available
     for Benefits, with Fund Information
     December 31, 1998 and 1997...............................  3-4

  Statement of Changes in Net Assets Available
     for Benefits, with Fund Information
     Year Ended December 31, 1998,
     (with comparative totals for 1997).......................    5

  Notes to Financial Statements...............................  6-9

Supplemental Schedules:

  Item 27a - Schedule of Assets Held for Investment Purposes..   10

  Item 27d - Schedule of Reportable Transactions..............   10

PricewaterhouseCoopers LLP
One Lincoln Center
Syracuse, NY 13202-9972

Independent Auditors' Report

To the Participants and Administrator of the 401(k) Savings Plan in RSI Retirement Trust
Binghamton, New York

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the 401(k) Savings Plan in RSI Retirement Trust (the "Plan") at December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of Plan assets held by the Plan trustee and realized gains or losses, respectively. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

April 30, 1999

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust


Statement of Net Assets Available for Benefits, with Fund Information December 31, 1998

                                                                     FUND INFORMATION
                             ----------------------------------------------------------------------------------------------------
                             Retirement                  Emerging
                                 System         Core       Growth       Value   Actively     Inter-   Short-Term           BSB
                                  Group       Equity       Equity      Equity    Managed    mediate   Investment         Stock
ASSETS                            Stock         Fund         Fund        Fund       Bond       Bond         Fund          Fund
Investments:
   RSI Retirement
   Trust Funds                            $3,659,254   $1,377,639  $1,414,952   $627,464   $426,949     $884,467
   Common Stock                  $6,928                                                                             $1,451,760
   Cash and
      cash equivalents                                                                                                  54,263
   Loans receivable
   Unallocated forfeitures

                                 ------   ----------   ----------  ----------   --------   --------     --------    ----------
        NET ASSETS
        AVAILABLE
        FOR BENEFITS             $6,928   $3,659,254   $1,377,639  $1,414,952   $627,464   $426,949     $884,467    $1,506,023
                                 ======   ==========   ==========  ==========   ========   ========     ========    ==========

                                   Inter-
                                 national
                                   Equity     Participant
                                     Fund       Loan Fund     Other         Total
Investments:
   RSI Retirement
   Trust Funds                   $198,441                              $8,589,166
   Common Stock                                                         1,458,688
   Cash and
      cash equivalents                                                     54,263
   Loans receivable                              $237,169                 237,169
   Unallocated forfeitures                                   $8,308         8,308
                                 --------        --------    ------   -----------

        NET ASSETS
        AVAILABLE
        FOR BENEFITS             $198,441        $237,169    $8,308   $10,347,594
                                 ========        ========    ======   ===========

The accompanying notes are an integral part of the financial statements.

     BSB Bank & Trust Company
     401(k) Savings Plan In RSI Retirement Trust

     Statement of Net Assets Available for Benefits, with Fund Information December 31, 1997


                                                                                            FUND INFORMATION
                             ---------------------------------------------------------------------------------------------------
                             Retirement               Emerging                                                            Inter-
                               System       Core       Growth      Value     Actively   Inter-   Short-Term     BSB      national
                               Group       Equity      Equity      Equity    Managed   mediate   Investment    Stock      Equity
     ASSETS                    Stock        Fund        Fund        Fund       Bond      Bond       Fund        Fund       Fund
                                                                               Fund      Fund
     Investments:
      RSI Retirement
      Trust Funds                        $2,844,044  $1,443,952  $1,124,421  $486,145  $375,705    $811,144              $165,207
      Common Stock               $6,433                                                                      $1,278,813
      Cash and
       cash equivalents                                                                                          60,448
      Loans receivable
      Unallocated forfeitures
                                 ------  ----------  ----------  ----------  --------  --------    --------  ----------  --------
         Total assets             6,433   2,844,044   1,443,952   1,124,421   486,145   375,705     811,144   1,339,261   165,207

     LIABILITIES

     Amounts payable
      for investments                                                                                            15,824
                                                                                                             ----------
       Total liabilities                                                                                         15,824
                                 ------  ----------  ----------  ----------  --------  --------    --------  ----------  --------
     NET ASSETS
      AVAILABLE
      FOR BENEFITS               $6,433  $2,844,044  $1,443,952  $1,124,421  $486,145  $375,705    $811,144  $1,323,437  $165,207
                                 ======  ==========  ==========  ==========  ========  ========  ==========  ==========  ========

                                  --------------------------------
                                   Participant
     ASSETS                         Loan Fund   Other     Total

     Investments:
      RSI Retirement
      Trust Funds                                       $7,250,618
      Common Stock                                       1,285,246
      Cash and
       cash equivalents                                     60,448
      Loans receivable                $213,984             213,984
      Unallocated forfeitures                   $4,736       4,736
                                      --------  ------  ----------
         Total assets                  213,984   4,736   8,815,032

     LIABILITIES

     Amounts payable
      for investments                                       15,824
                                                        ----------
       Total liabilities                                    15,824
                                      --------  ------  ----------
     NET ASSETS
      AVAILABLE
      FOR BENEFITS                    $213,984  $4,736  $8,799,208
                                      ========  ======  ==========

     The accompanying notes are an integral part of the financial statements.

BSB Bank & Trust Company
401(k) Savings Plan in RSI Retirement Trust

Statement of Changes in Net Assets Available for Benefits, with Fund Information Year Ended December 31, 1998
(With Comparative Totals for 1997)

                                                                       FUND INFORMATION
                                   -------------------------------------------------------------------------------------------

                                   Retirement                    Emerging
                                       System          Core        Growth         Value     Actively      Inter-   Short-Term
                                        Group        Equity        Equity        Equity      Managed     mediate   Investment
                                        Stock          Fund          Fund          Fund    Bond Fund   Bond Fund         Fund
Additions:
 Employer contributions                          $   75,652    $   50,166    $   35,400     $ 10,822    $  8,486     $ 22,206
 Participant contributions                          194,388       118,286        86,865       25,740      19,244       45,655
 Net appreciation
  (depreciation)
  in fair value of
   investments                         $  611       741,377       (97,636)      208,063       43,524      25,116       42,047
  Interest on loans                                   4,961         2,471         1,545          566         466        1,921
 Transfers                                          (99,412)      (79,217)       14,674       70,574       2,305       15,769
 Forfeitures                                         (1,406)         (720)         (216)         (60)       (136)        (210)
                                       ------    ----------    ----------    ----------     --------    --------     --------
                                          611       915,560        (6,650)      346,331      151,166      55,481      127,388
Deductions:
 Benefits paid to
  participants                           (116)     (100,350)      (59,663)      (55,800)      (9,847)     (4,237)     (54,065)
                                       ------    ----------    ----------    ----------     --------    --------     --------

  Net additions                           495       815,210       (66,313)      290,531      141,319      51,244       73,323

Net assets available for
 benefits, beginning of
  year                                  6,433     2,844,044     1,443,952     1,124,421      486,145     375,705      811,144
                                       ------    ----------    ----------    ----------     --------    --------     --------
NET ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR             $6,928    $3,659,254    $1,377,639    $1,414,952     $627,464    $426,949     $884,467
                                       ======    ==========    ==========    ==========     ========    ========     ========

                                      ---------------------------------------
                                                        Inter-
                                               BSB    national
                                             Stock      Equity    Participant                   1998         1997
                                              Fund        Fund      Loan Fund    Other         Total        Total
Additions:
 Employer contributions                 $   37,836    $  8,081                           $   248,649   $  215,350
 Participant contributions                 105,479      20,605       $ 29,733                645,995      594,787
 Net appreciation
  (depreciation)
  in fair value of
   investments                             (50,585)     24,451                               936,968    1,704,426
  Interest on loans                          2,652         483                                15,065       13,552
 Transfers                                  93,892     (18,585)
 Forfeitures                                  (602)       (222)                 $3,572
                                        ----------    --------       --------   ------   -----------   ----------
                                           188,672      34,813         29,733    3,572     1,846,677    2,528,115
Deductions:
 Benefits paid to
  participants                              (6,086)     (1,579)        (6,548)              (298,291)    (769,351)
                                        ----------    --------       --------   ------   -----------   ----------

  Net additions                            182,586      33,234         23,185    3,572     1,548,386    1,758,764

Net assets available for
 benefits, beginning of
  year                                   1,323,437     165,207        213,984    4,736     8,799,208    7,040,444
                                        ----------    --------       --------   ------   -----------   ----------
NET ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR              $1,506,023    $198,441       $237,169   $8,308   $10,347,594   $8,799,208
                                        ==========    ========       ========   ======   ===========   ==========

The accompanying notes are an integral part of the financial statements.

BSB Bank & Trust Company
401(k) Savings Plan In RSI Retirement Trust

Notes to Financial Statements

1.   PLAN DESCRIPTION

     The following description of the BSB Bank & Trust Company 401(k) Savings Plan in RSI Retirement Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering all full-time employees of the BSB Bank Trust Company (the "Company") who have one year of service and are age twenty-one or older. The Plan was established on April 1, 1986 and is subject to the provisions of the Employee Retirement Income and Security Act of 1974 (ERISA).

     Contributions

     The Company contributes 100% of the participant's contribution up to two percent of participant compensation and 50% of up to the next two percent of participant's compensation.

     Participants may contribute not less than one percent nor greater than ten percent of their compensation up to a maximum of $10,000 per year on a before-tax basis.

     Participant Accounts

     Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions, and (b) Plan earnings. Participant and Company contributions are allocated among investment funds as designated by the participant. Company contributions are allocated to participant accounts based upon the matching contribution provisions previously described. Allocation of Plan earnings is done on a quarterly basis and is based on each fund's quarterly earnings percentage times the participant's accumulated investments and earnings in the Fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Participants vest 20% annually and are 100% vested after five years of credited service.

     Forfeitures

     The portion of the matching contributions and earnings thereon for which a participant is not vested is forfeited upon termination of employment with the Company. The value of any forfeitures is used to offset part of the Company's future contributions.

     Payment of Benefits

     On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installments over a period not to exceed 20 years.

BSB Bank & Trust Company
401(k) Savings Plan In RSI Retirement Trust

Notes to Financial Statements

1.   PLAN DESCRIPTION (Continued)

     Loans to Participants

     The Plan also includes various terms and conditions under which a participating employee can obtain loans from the Plan. Participants may borrow up to 50% of their vested before-tax contribution or rollover account balance. Participant loans must be no less than $500 and no greater than $50,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms may extend to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of a comparable term treasury note plus 1 percent. Principal and interest are paid ratably through payroll deductions.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The financial statements of the BSB Bank & Trust Company 401(k) Savings Plan in RSI Retirement Trust (the "Plan") included herein have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles.

     Investment Valuation

     The Plan's investments are stated at fair value. Retirement trust funds represent participation in the RSI Retirement Trust Funds and are valued by the trust based upon the market value of each fund's underlying securities. BSB Bancorp, Inc. and RSI System Group Inc. common stock is valued at its quoted market price. Participant loans receivable are valued at cost.

     Cash and Cash Equivalents

     Cash and cash equivalents include cash in banks and short-term investment funds with maturities of three months or less.

     Income Recognition

     The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments. The net appreciation (depreciation) in the RSI Retirement Trust Funds includes interest, dividends, and realized and unrealized gains and losses.

     Administrative Expenses

     The Company is responsible for all administrative costs of the Plan, which approximated $22,000 and $21,000 for the plan years ended December 31, 1998 and 1997, respectively.

BSB Bank & Trust Company
401(k) Savings Plan In RSI Retirement Trust

Notes to Financial Statements

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of the investment funds. Investments are exposed to various risks, such as interest rate and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.   TAX STATUS

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated November 18, 1992, from the Internal Revenue Service and the Plan administrator believes that the Plan continues to qualify and to operate as designed.

BSB Bank & Trust Company
401(k) Savings Plan In RSI Retirement Trust

Notes to Financial Statements

4.   INVESTMENTS

     Investments are held within various Common Funds maintained by Retirement System Group Inc. and within a BSB Stock Fund held in a custodial account at a financial institution. All investments representing 5% or more of Plan assets are presented separately on the statement of net assets available for benefits.

     Participants may choose between eight investment vehicles offered by the Plan (The Retirement System Group, Inc. stock fund is closed to future participant contributions or transfers). RSI Retirement Trust describes these funds as follows:

          Core Equity Fund - This fund invests in stocks of a broadly diversified group of medium to large companies aimed at sustainable growth in earnings and dividends.

          Emerging Growth Equity Fund - This fund's assets are invested primarily in stocks of smaller companies aimed at higher-than-average earnings growth potential.

          Value Equity Fund - This fund invests in stocks of a broadly diversified group of medium to large companies that appear to be selling at low price/earnings ratios with a goal of achieving long-term earnings and dividend growth.

          Actively Managed Bond Fund - This fund invests in bonds of varying maturities of which a minimum of 65% is invested in securities issued or backed by the United States government.

          Intermediate Term Bond Fund - This fund invests in fixed income vehicles that mature within 10 years or have expected average lives of 10 years or less of which a minimum of 65% is invested in securities issued or backed by the United States government.

          Short-Term Investment Fund - This fund is invested in money market instruments with a maximum average maturity of one year.

          International Equity Fund - This fund invests in stocks of companies headquartered in foreign countries that appear to be selling at low price/earnings ratios aimed at achieving capital appreciation.

          BSB Stock Fund - This fund invests in BSB Bancorp Inc. common stock.

BSB Bank & Trust Company
401(k) Savings Plan In RSI Retirement Trust

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998

INVESTMENT                                                         Fair Value
BSB Bancorp Common Stock Fund:
     Cash                                                          $    8,554
     Marine Midland Collective Trust Short-Term Investment Fund        45,709
     BSB Bancorp Inc. Common Stock                                  1,451,760
                                                                  -----------
                                                                    1,506,023
RSI Retirement Trust Funds:
     Core Equity Fund                                               3,659,254
     Emerging Growth Fund                                           1,377,639
     Value Equity Fund                                              1,414,952
     International Equity Fund                                        198,441
     Intermediate-Term Bond Fund                                      426,949
     Actively Managed Bond Fund                                       627,464
     Short-term Investment Fund                                       884,467

Retirement System Group Inc. common stock                               6,928

Participant loans (Interest rates range from 6% to 9%)                237,169
                                                                  -----------

                                                                  $10,339,286
                                                                  ===========


Item 27d - Schedule of Reportable Transactions
Year Ended December 31, 1998

                                                                                   Current
                                                                                   Value of
                                                 Number                            Asset on
                                                 Trans-   Purchase     Selling     Transaction
Description of Assets                            actions    Price       Price         Date
    Single Security Transactions in
        Excess of 5% of Market Value                                    None
    Series of Security Transactions in
        Excess of 5% of Market Value
    RSI Retirement Trust Core Equity               71      $367,644                   $367,644
    RSI Retirement Trust Core Equity               55                  $293,811       $293,811
    Marine Midland Short Term Investment Fund      92      $334,525                   $334,525
    Marine Midland Short Term Investment Fund      40                  $342,257       $342,257